TOLINS & LOWENFELS
                           A PROFESSIONAL CORPORATION
                                747 THIRD AVENUE
                              NEW YORK, N.Y. 10017

Telephone number                                        e-mail address
(212) 421 1965                                          firm@tolinslowenfels.com
                                                        ------------------------

Telecopier number
(212) 888-7706
                                             February 18, 2005

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

                                        Re:  Chefs International, Inc. ("CHEFS")
                                             Schedule 13E-3 (File No. 005-2011)
                                             Schedule 14A (File No. 001-08513)
Ladies and Gentlemen:

       On behalf of CHEFs, enclosed for filing by EDGAR are amendments to the above two filings.

Rule 13e-3
----------

    o  Amendment  No. 2 to the Rule  13e-3  Transaction  Statement  on  Schedule
       13E-3.

    o  Amended Form of Proxy Card

    o  Amended Letter to Stockholders, Notice and Proxy Statement

    o  Appendix B - Amended opinion of Houlihan Lokey

    o Chefs' statement acknowledging responsibility for the adequacy and accuracy of the disclosure.

Proxy Statement
---------------

    o  Schedule 14A Amended Information Cover Sheet

    o  Amended Form of Proxy Card

    o  Amended Letter to Stockholders, Notice and Proxy Statement

    o  Appendix B - Amended opinion of Houlihan Lokey

    o Chefs' statement acknowledging responsibility for the adequacy and accuracy of the disclosure.

Securities and Exchange Commission                             February 18, 2005
Page 2 of 11

       The following information is furnished in response to the staff's letter of comments dated January 21, 2005. The number preceding each response corresponds to the numbered staff comment to which it is responding.

       Explanatory Note - The sequence of sections in the originally filed Preliminary Proxy Statement has been changed to move "Special Factors" to the front of the Proxy Statement immediately following "Summary Information in Question and Answer Format". In addition, the initial three pages of the originally filed Preliminary Proxy Statement have been removed and the pertinent information in those three pages has been encapsulated into the "Summary Term Sheet" section.

SCHEDULE 13E-3

Cover Page
----------

#1.    Items b-d have been added to the cover page. The language  referring to a final amendment has also been added.

#2. Chefs will include a copy of its annual report on Form 10-KSB for the year ended January 25, 2004 and its quarterly report on Form 10-QSB for the quarter ended October 24, 2004 as filed with the Commission with the solicitation material to be mailed to stockholders. It intends to mail these materials within 134 days after October 24, 2004 and believes it will thus be in compliance with Item 310 (g) of Regulation S-B. A new paragraph added to the Notice of Meeting and a new sentence added to "Information about the Company" indicates these two filings are included in the mailing.

#3. The revised Schedule 13E-3 Transaction Statement incorporates by reference the position of each filing person set forth in the last paragraph contained in "Special Factors - Reasons For and Recommendation of the Special Committee and the Board of Directors" in the Proxy Statement. It indicates that each Continuing Stockholder is of the opinion and belief that the Merger transaction is fair both substantively and procedurally to the Public Stockholders for the same reasons given in this section by each member of the Special Committee and the Board of Directors. This section addresses the consideration given to each of the applicable factors listed in Instruction 2 Items (i) through (vii) of Item 1014 of Regulation M-A including where applicable, the reliance on the opinion of Houlihan Lokey. There were no firm offers (or any offers) in the past two years of the nature described in Item
(viii) of Instruction 2.

Item 7.           Purposes, Alternatives, Reasons and Effects
                  -------------------------------------------

#4. The purpose of the Lombardi Brothers for engaging in the proposed transaction is explained in the Proxy Statement in the second through fifth paragraphs under the caption "Special Factors - Events Leading to the Proposal for and the Acceptance of the Merger Offer." In the same section in the paragraph commencing with "...Sometime in June 2004...", the Maschler Brothers indicate their purpose for engaging in the transaction. In the same section in the paragraph commencing "...In September 2004..." the reason why

Securities and Exchange Commission                             February 18, 2005
Page 3 of 11

the Lombardi Brothers are proceeding now (due to assurances of Bank funding) is indicated. The information in the Proxy Statement has been incorporated by reference into the Schedule 13E-3 Transaction Statement.

#5. The consideration of a tender offer, the reason for its rejection, and the reason why other alternative means were not explored are explained in the Proxy Statement under the caption "Special Factors - Events Leading to the Proposal for and Acceptance of the Merger Offer" in the fourth and fifth paragraphs. This information has also been incorporated by reference into the
Schedule 13E-3 Transaction Statement.

#6. The information under the caption "Special Factors - Certain Effects of the Merger" in the Proxy Statement analyze the Continuing Stockholders' interest in Chefs' net book value and net earnings in both dollar terms and percentages. The last sentence of this section contains a cross reference to the section describing the federal tax consequences to Chefs and the Continuing Stockholders. This information has also been incorporated by reference into the
Schedule 13E-3 Transaction Statement.

Item 16.  Exhibits
          --------

#7. The Lombardi Group believes that its bank loan agreements will be formalized prior to the Special Meeting. This will confirm that when the financing is complete, Chefs and the filing persons will file the relevant agreements as exhibits as required by Item 1016 (b) of Regulation M-A. The disclosure under the caption "The Merger Agreement and the Merger - Sources of Funding" has been expanded to explain how the transaction will be financed in the absence of the bank loans.

SCHEDULE 14A

General
-------

#8. After consultation with the staff, we have moved the "Special Factors" section to the front of the Proxy Statement to follow the "Summary Term Sheet" and "Summary Information in Question and Answer Format". See the responses under "Special Factors" which provides the information required by Item 7, 8 and 9 of
Schedule 13E-3.

Notice of Special Meeting of Stockholders
-----------------------------------------

#9. The Record Date was fixed as a date after the original filing of the PRELIMINARY Proxy Statement because the filing parties anticipated a staff review and the Special Meeting must be held no later than 60 days after the Record Date. We did not know the number of stockholders there would be of record on the Record Date at the time of filing of the PRELIMINARY Proxy Statement. (As of February 16, 2005, Chefs had 6,298 stockholders of record). In view of the fact that there are no outstanding options, warrants or convertible securities and there is no intention of Chefs issuing any additional shares of Common Stock prior to the Record Date, it is reasonable to assume that the number of

Securities and Exchange Commission                             February 18, 2005
Page 4 of 11

outstanding shares of Common Stock on the Record Date will be identical to the number now outstanding, 3,926,105 shares.

Proxy Statement, Pages 1-3
--------------------------

#10. We have removed the opening three pages of the Proxy Statement and encapsulated the information in a completely revised "Summary Term Sheet" starting at page 1 of the Proxy Statement. Information under "Stockholder Vote" in the Summary Term Sheet describes how a stockholder can revoke his or her proxy. In addition, the information in the "Summary Information in Question and Answer Format" section in response to the question "Can you change your vote after you mail in your signed proxy card?" has been expanded to provide the address where a stockholder may submit written requests for revoking a proxy.

Summary Term Sheet, Page 4
--------------------------

#11.   We have  deleted  the  first  three  pages  of the  Proxy  Statement  and therefore, the Summary Term Sheet now begins on page 1 of the Proxy Statement.

#12. The lead-in language of the revised Summary Term Sheet now mirrors the language of Regulation M-A, Item 1001 to describe "...the most material terms..." of the proposed transaction. Information under "Reasons for the Merger" explains the reasons. The second bullet under "Recommendation of the Board of Directors" indicates the Special Committee's and the Board of Directors' opinion that the proposed Merger is fair, both substantively and procedurally, to the Public Stockholders.

       We believe that all of the items suggested to be provided in a Summary Term Sheet for Merger Proxy Statements in Section II.F.2.a of SEC Release No. 33-7760 appear in the revised Summary Term Sheet. These include an outline of the matter proposed, the material terms of the proposal, the parties, the consideration to be received by security holders, the Board's recommendation on how to vote and its position regarding the Merger, the effect of a vote for and against the Merger including the effect of not voting, the procedures for voting and changing or revoking a vote, the existence of appraisal rights, the vote required to approve the Merger, the number of votes committed to vote for the Merger, the material interests of insiders and affiliates, and the accounting and federal income tax treatment of the transaction. The fairness opinion of Houlihan Lokey is referred to as is the identity of the Continuing Stockholders and their relationship with Chefs.

#13.   The introductory  paragraph to the revised Summary Term Sheet now mirrors the language of Regulation M-A, Item 1001 to describe "...the most material terms."

#14.   The cross references no longer appear in all-capital letters.

#15.   The  second  bullet  under  "Stockholder  Vote"  states  the  amount  and percentage of shares  committed to approve the Merger.

Securities and Exchange Commission                             February 18, 2005
Page 5 of 11

Summary Information in Question and Answer Format
-------------------------------------------------

Since the Continuing Stockholders have sufficient votes to approve the Merger
-----------------------------------------------------------------------------

#16.   A new sentence has been added further explaining Management's belief that the meeting will serve a useful function for stockholders.

What Actions have been taken by the Special Committee?
------------------------------------------------------

#17.   The last  paragraph  of this  response  has been  revised to indicate the nature of the services provided by independent counsel and Houlihan Lokey to the Special Committee.

What rights do stockholders have to dissent from the Merger?
------------------------------------------------------------

#18.   The  discussion  has now been  streamlined  to include  only the material aspects of stockholders' rights of appraisal and an appropriate cross reference to the more detailed "Dissenters' Rights of Appraisal" is included.

#19. The penultimate sentence of the first paragraph states that no provision has been made to grant any Public Stockholder access to the corporate files of the Company or any Continuing Stockholder or to obtain counsel for or appraisal services for any Public Stockholder at the expense of the Company or any Continuing Stockholder.

What are the conditions to the Merger
-------------------------------------

#20. The revised lead-in language clarifies that the list includes what the Board of Directors and the Continuing Stockholders believe are the material conditions to the Merger but because interpretations of materiality can be subjective, urges stockholders to read the entire document.

Information about the Company
-----------------------------
Stock Ownership
---------------

#21.   The  addresses  of each of the filing  persons  now  appears in the first footnote to the stock ownership table.

Information about Acquisition Co.
---------------------------------

#22. The two entities related to the Lombardi Brothers, namely the Lombardi & Lombardi law firm and its pension plan are now named. They were not named as filing parties because they are controlled by and are alter egos of Michael F. Lombardi and Stephen F. Lombardi. Michael F. Lombardi and Stephen F. Lombardi are the sole officers and the sole stockholders of the law firm and the sole Trustees and the sole Administrators of the pension plan.

Securities and Exchange Commission                             February 18, 2005
Page 6 of 11

Cautionary Statement and Risks Concerning
-----------------------------------------

#23.   The  references  to  Section  27A of the  Securities  Act of 1933  and to
Section 21E of the Securities Exchange Act have been deleted.

Voting of Proxies
-----------------

#24.   References  to possible  postponements  or possible  adjournments  of the
Special Meeting have been deleted.

Special Factors
---------------
Events Leading to the Proposal for and the Acceptance
-----------------------------------------------------

#25.   This  section  has  been  substantially  revised  and the  events  appear chronologically. We believe the following paragraphs provide the required information.

    o The reasons for undertaking the Merger in reasonable detail - the second, third, fourth and fifth paragraphs of this section detail the reasons for undertaking the Merger.

    o Why the Board and the filing persons recommended undertaking the Merger at this particular time - the 33rd paragraph of this section indicates that after the Lombardi Brothers received assurances from a lending bank, they decided to proceed with the transaction. The 35th and 36th paragraphs indicate that the timing of the Special Committee and the Board on December 16, 2004 to approve the fairness of the transaction to the Public Stockholders, was also based on the Houlihan Lokey confirmation on that date of its opinion that the $3.12 "buy-out" price continued to be fair from a financial point of view to the Public Stockholders.

    o Whether any alternatives were considered and if so, why such alternatives were rejected - the fourth and fifth paragraphs of this section indicate that in addition to a Merger, a tender offer was considered, why it was rejected and why no other alternatives were considered.

    o The reasons for structuring the proposed transaction as a Merger - the fourth and fifth paragraphs of this section indicate why the Lombardi Brothers chose to structure the transaction as a Merger.

#26. The exact dates, where possible, or the approximate dates of any of the negotiations, transactions or material contacts required to be described by Regulation M-A, Item 1005 have been inserted throughout the section. The reasons more specific dates cannot be given for the initial discussions among the Lombardi Brothers is explained in the first paragraph of the revised section. The circumstances surrounding the Lombardi Brothers organizing Acquisition Co. in November 2003 are clarified in the discussion in the first six paragraphs of this section which also indicate

Securities and Exchange Commission                             February 18, 2005
Page 7 of 11

    o  When the Lombardi Group was "formed"

    o The initial discussion on the possibility of going private and when it occurred

    o The terms of the original November 2003 offer are described in the seventh, eighth and ninth paragraphs of the revised section.

    o The subsequent $2.50, $3.00 and $3.12 "offers" (which did not change any terms other than the proposed "buy-out" price and the deadline for response) are stated in the 18th, 21st and 26th paragraphs to this section.

#27. Pursuant to Regulation M-A, Item 1005, we have questioned the filing parties (the five Lombardi Brothers and the two Maschler Brothers), the members of the Special Committee and Chefs management who have confirmed after reviewing this section as revised that they are unaware of any negotiations, transactions or material contacts of the type described in Item 1005(b) or of any negotiations or material contacts of the type described in Item 1005(c) which are not described in the revised section.

#28.   The third sentence of the tenth paragraph of this section  indicates that no limitations were placed on the Special Committee, the members of whom served without compensation.

#29.   The last sentence of the tenth  paragraph of this section states that the
Company did not receive and the Special Committee did not solicit any third party offers and why.

#30.   The last sentence of the eleventh paragraph  describes the reason for the retention of independent counsel to the Special Committee.

#31. When counsel to the Special Committee informed counsel to the Lombardi Group on April 16, 2004 that the Special Committee had determined that the $2.50 per share offer price was inadequate (the 20th paragraph in this section), he did not communicate what price would be acceptable to the Special Committee.

#32.   The various events have now been placed in chronological order.

#33. The approximate dates and substances of the discussions between Michael Lombardi and Matthew H. Maschler are set forth in the 22nd, 23rd, 29th and 31st paragraph of this section. The 37th paragraph states when a formal written Contribution Agreement was executed.

#34. The presentations, discussions with and reports issued by Houlihan Lokey are summarized in the "Analyses" paragraphs under "Special Factors - Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc." The events following the Special Committee's initial positive recommendation including the summer of drafting and negotiation, the Florida hurricanes causing closing of the three Florida restaurants in September 2004 delaying the decision to proceed, the Lombardi Brothers receiving

Securities and Exchange Commission                             February 18, 2005
Page 8 of 11

assurances in November 2004 from a bank lender of a source of funding for the Merger and Houlihan Lokey's update of its opinion on December 16, 2004 after which the Merger Agreement was executed, is described in chronological order in "Special Factors - Events Leading to the Proposal for and the Acceptance of the Merger Offer."

Recommendation of the Special Committee and the Board
-----------------------------------------------------

       This section has been expanded and is now entitled "Reasons for and Recommendation of the Special Committee and the Board of Directors".

#35. This section states in the last paragraph that each of the Lombardi Brothers and each of the Maschler Brothers believes that the transaction is fair both substantively and procedurally to the Public Stockholders. In this paragraph, each filing party agrees with the reasons set forth in the section justifying the determination of the Special Committee and the Board of Directors as to the "fairness" of the transaction to the Public Stockholders. In addition, the last paragraph of this section indicates that each of the Lombardi Brothers and each of the Maschler Brothers are also relying upon and adopting as his own, Houlihan Lokey's analysis and conclusion as to the fairness from a financial point of view, of the consideration per share to be received by the Public Stockholders in the Merger.

#36.   As stated in the preceding response, each filing person is relying on the analysis of Houlihan Lokey and has adopted it as his own.

#37.   In this rewritten section, the material factors considered by the Special
Committee and the Board of Directors are enumerated as well as the Special Committee and the Board's analysis of each of these factors.

#38.   Each of the factors  listed in Instruction 2 (iv) - (vi) is now addressed to indicate whether or not it was considered. There were no offers of the type described in Instruction 2 (viii) during the past two years.

#39. The fourteenth bullet point of this section "Reasons for and Recommendation of the Special Committee and the Board of Directors" explains why the Special Committee and the Board of Directors reached the conclusion that the transaction is procedurally fair and why they did not seek to obtain a majority vote of the Public Stockholders.

#40. The section "Special Factors - Certain Effects of the Merger" has been expanded to explain and quantify to the extent possible, the benefits and detriments of the going private transaction to the Company, the Continuing Stockholders and the Public Stockholders.

Securities and Exchange Commission                             February 18, 2005
Page 9 of 11

Opinion of Houlihan Lokey
-------------------------

#41.   By separate  letter counsel to Houlihan Lokey is forwarding a copy of the
Presentation made by Houlihan Lokey to the Special Committee on December 16, 2004 as supplementary information. It has been summarized in the "Analyses".

#42. A sentence has been added as well as three bullet points under the "Market Multiple Methodology" analysis and three sentences have been added to the "Comparable Merger Methodology" analysis in the section describing Houlihan Lokey's "Analyses" explaining the criteria used by Houlihan Lokey in selecting the companies used for its analyses.

#43.   Houlihan Lokey did not rely on a Company  financial  forecast in arriving at its conclusion.

#44.   The words "in its  entirety"  have been  deleted in the fourth  paragraph under "Opinion of Houlihan Lokey" and in the penultimate sentence of the penultimate paragraph under "Conclusion".

#45.   The last sentence of the fourth  paragraph under  "Conclusion"  indicates that paragraph details the only instructions given to Houlihan Lokey by the Special Committee.

#46.   The 35th  paragraph  under  "Events  Leading to the  Proposal for and the
Acceptance of the Merger Offer" indicates the availability of Houlihan Lokey's report for inspection and copying.

#47.   The fourth paragraph under "Conclusion" indicates that Houlihan Lokey did not make any recommendations as to the form or amount of the consideration to be paid in connection with the Merger.

Analysis
--------

#48.   The first sentence under "Analyses" has been revised to indicate that the financial and comparative analyses performed by Houlihan Lokey are summarized in this section.

Book Value Analyses
-------------------

#49. The net book value and net tangible book value per share at October 24, 2004 is indicated under "Special Factors - Common Stock - Market Prices, Trading Volume, Stock Repurchases, Dividends, Book Value:. The comparison with the Merger consideration of $3.12 per share and the benefit to the Continuing Stockholders is presented here and at length under "Special Factors - Certain Effects of the Merger".

Securities and Exchange Commission                             February 18, 2005
Page 10 of 11

Stock Ownership
---------------

#50.   The  correction has been made to indicate the Maschler Group is comprised of the Maschler Brothers.

Restaurant Transactions between the Company and the Lombardi Group
------------------------------------------------------------------

#51.   The lease has been identified as being with respect to Moore's Tavern and
Restaurant.

Federal Income Tax Consequences
-------------------------------

#52.   The words "general" before discussion and "for general  information only"
have been deleted.

Expenses of the Merger
----------------------

#53.   The blank information has been filled in.

Source of Funding
-----------------

#54.   The source of repayment of the bank loans is now indicated.

Incorporation by Reference
--------------------------

#55. As stated previously, accompanying the solicitation material will be copies of the Company's annual report on Form 10-KSB for the fiscal year ended January 25, 2004 and its quarterly report on Form 10-QSB for the quarter ended October 24, 2004. The information in these reports has been incorporated by reference.

Appendix B
----------

#56.   Houlihan Lokey's AMENDED opinion is included as Appendix B to the filing.
The sentence in question has been deleted in its entirety.

Other
-----

       The requested statement from the Company is enclosed.

Closing
-------

       The enclosed amendments to Schedule 14A and Schedule 13E-3 are marked to reflect the changes made to the original documents.

       In order to meet our limited time schedule, we would appreciate receiving any additional comments by Friday, February 25, 2005.

Securities and Exchange Commission                             February 18, 2005
Page 11 of 11

       Please contact the undersigned if we can provide any additional materials to expedite your review.


                                                  Respectfully submitted,

                                                  Tolins & Lowenfels
                                                  A Professional Corporation



                                               By /S/Roger A. Tolins
                                                  ------------------
                                                  Roger A. Tolins

                            CHEFS INTERNATIONAL, INC.
                                   62 Broadway
                      Pt. Pleasant Beach, New Jersey 08742

                                                   February 18, 2005

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

                                  Re:     Chefs International, Inc.
                                          Schedule 13E-3 filed December 23, 2004
                                          File No. 005-20011
                                          Schedule 14A filed December 23, 2004
                                          File No. 001-08513

Ladies and Gentlemen:

       CHEFS International, Inc. (the "Company") hereby acknowledges receipt of the letter of comments dated January 21, 2005 from the staff of the Securities and Exchange Commission (the "Commission") with respect to the above filings. In connection with the Company's filings and submissions in response to the letter of comments, the Company hereby acknowledges that:

    o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

    o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

    o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                              Very truly yours,



                                              CHEFS INTERNATIONAL, INC.



                                            By         s/ Robert M. Lombardi
                                               ---------------------------------
                                                       Robert M. Lombardi
                                                       President